

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 8, 2017

Via E-mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re:** **Biotricity Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 25, 2017**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Common stock to be outstanding after the offering, page 6

1.   Tell us the number of shares that are contingent upon fulfillment of future services. Also tell us the nature of the services and the date on which the services are to be completed.

U.S. Regulation, page 57

2.   Tell us the substance of the feedback you received on your hardware 510(k) application. Also, provide us your analysis of whether that feedback raised any issues that must be disclosed in your prospectus.

Executive Compensation, page 65

3.   Your Summary Compensation Table indicates that you granted option awards in the most recent period; however, the total number of options in the table on page 67 has not changed from your disclosure in your previous amendment regarding the prior period. Please clarify, and provide the disclosure required by Instruction 1 to Regulation S-K Item 402(n)(2)(v) and (n)(2)(vi); ensure that any references in the disclosure required by that instruction refer to the correct filing.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Ference Kesner LLP